LexinFintech Holdings Ltd.

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People’s Republic of China

August 31, 2023

VIA EDGAR

Mr. Andrew Mew

Mr. Austin Pattan

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: LexinFintech Holdings Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 26, 2023 (File No. 001-38328)

Dear Mr. Mew and Mr. Pattan:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 182

1.
We note your statement that you reviewed your register of members and public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedules 13D, Schedules 13G, and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because the major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Schedules 13D, Schedules 13G, and the amendments thereto, other than (i) Installment Payment Investment Inc. and (ii) K2 Partners entities, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

169503.02-BEISR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 31, 2023

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Installment Payment Investment Inc. is a company incorporated in the British Virgin Islands and held 6,798,950 Class A ordinary shares and 80,189,163 Class B ordinary shares of the Company as of February 28, 2023, representing 26.7% of the Company’s total issued and outstanding shares (excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans) and 77.2% of the total voting power of the Company as of February 28, 2023. Installment Payment Investment Inc. is controlled by The JX Chen Family Trust, whose beneficiaries are Mr. Wenjie Xiao (the chief executive officer and chairman of the board of the Company) and his family, and therefore Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. To the Company’s knowledge and based on public filings, Installment Payment Investment Inc. is not owned or controlled by a governmental entity of mainland China; and
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K2 Partners Entities include KPartners Limited and other affiliated entities, which collectively beneficially owned 39,527,554 Class A ordinary shares of the Company, as reported on a Schedule 13D/A filed by KPartners Limited and K2 Partners II Limited, among others, on December 18, 2020. Based on the total issued and outstanding shares of the Company as of February 28, 2023 and assuming K2 Partners entities’ shareholding does not change since December 18, 2020, K2 Partners entities beneficially owned 12.1% of the total issued and outstanding ordinary shares of the Company, representing 3.8% of the total voting power of the Company as of February 28, 2023. Based on public filings, K2 Partners entities are incorporated respectively in Hong Kong and the Cayman Islands, and none of the K2 Partners entities is a governmental entity of mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the variable interest entities as the Company has the power to direct the activities that most significantly affect the economic performance of the variable interest entities and bear the risks of and enjoy the rewards normally associated with ownership of the variable interest entities. As disclosed in the 2022 Form 20-F, the shareholders of the variable interest entities are either natural persons or other consolidated variable interest entities. Therefore, the variable interest entities or their subsidiaries are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the variable interest entities or their subsidiaries.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, the record holders of its ordinary shares included: (i) Bank of New York Mellon, (ii) Installment Payment Investment Inc., (iii) K2 Partners entities, (iv) the holding company of an individual shareholder, and (v) certain other institutional investors. Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify each public market ADS holder due to the large number of such holders, and the Company could only rely on the Schedules

169503.02-BEISR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 31, 2023

13D, Schedules 13G, and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through Bank of New York Mellon. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of Installment Payment Investment Inc. and K2 Partners entities, based on the analysis set forth in the foregoing paragraphs of the Company’s response to this Question 1, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. The individual shareholder who holds the Company’s shares through a holding company is the Company’s employee and is not controlled by a governmental entity of the Cayman Islands. All other institutional shareholders of the Company, each of whom owns one Class A ordinary share, were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on register of members and Schedules 13D, Schedules 13G, and the amendments thereto and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of LexinFintech Holdings Ltd. to complete a Form 20-F questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of LexinFintech Holdings Ltd. is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that, the directors of the consolidated foreign operating entities (including the variable interest entities) include (i) directors of LexinFintech Holdings Ltd. and (ii) employees or former employees of the Company. With respect to the employees and former employees of the Company, based on (i) their employment profile maintained with the Company and (ii) their confirmation that he or she is not an official of the Chinese Communist Party, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the variable interest entities or other consolidated foreign operating entities is obligated to confirm the status

169503.02-BEISR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 31, 2023

whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

3.
We note your disclosure at Exhibit 8.1 that you have other consolidated foreign operating entities. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
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With respect to (b)(2), please supplementally tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in the foreign jurisdiction in which each of your consolidated operating entities is incorporated or organized. Refer to Item 16I(b)(2).

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities are incorporated include mainland China, the Cayman Islands, and Hong Kong. Except for the variable interest entities and their subsidiaries in mainland China, the Company holds 100% equity interests in its significant consolidated foreign operating entities. As disclosed in the 2022 Form 20-F, the shareholders of the variable interest entities are natural persons or other variable interest entities. Therefore, to the best of the Company’s knowledge, no governmental entity in mainland China, the Cayman Islands, or Hong Kong owns shares of the Company’s significant consolidated foreign operating entities.

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With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully supplements that, LexinFintech Holdings Ltd. wholly owns its subsidiaries in Hong Kong, and the governmental entities in mainland China do not have a controlling financial interest in Company’s subsidiary in Hong Kong or any of the Company’s other consolidated foreign operating entities base on the foregoing analysis.

4.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms without qualification that none of the articles of the Company or of its consolidated foreign operating entities contain wording from any charter of the Chinese Communist Party.

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169503.02-BEISR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 31, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 755-3637-8888 or jameszheng@lexin.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ James Xigui Zheng
James Xigui Zheng

Chief Financial Officer

cc: Jay Wenjie Xiao, Chief Executive Officer and Chairman of the Board, LexinFintech Holdings Ltd.

Jared Yi Wu, President and Director, LexinFintech Holdings Ltd.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Emily Liu, Partner, PricewaterhouseCoopers Zhong Tian LLP

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